SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EEV Results Highlights

	Half year 2022	Half year 2021
		AER		CER
	$m	$m	% change	$m	% change
Continuing operations:		note (i)		note (i)
New business profitnote (ii)	1,098	1,176	(7)%	1,155	(5)%
Annual premium equivalent (APE)note (ii)	2,213	2,083	6%	2,036	9%
New business margin (APE) (%)	50%	56%	(6)%	57%	(7)%
Present value of new business premiums (PVNBP)	11,728	11,380	3%	11,147	5%

Operating free surplus generatednotes (ii)(iii)	1,224	1,112	10%	1,089	12%

EEV operating profitnotes (ii)(iv)	1,806	1,749	3%	1,710	6%
EEV operating profit, net of non-controlling interests	1,796	1,735	4%	1,690	6%
Operating return on average EEV shareholders’ equity, net of non-controlling interests (%)	8%	8%

Closing EEV shareholders’ equity, net of non-controlling interests	42,300	43,162	(2)%	41,904	1%
Closing EEV shareholders’ equity, net of non-controlling interests per share (in cents)	1,539¢	1,650¢	(7)%	1,602¢	(4)%

Notes
(i)
The half year 2021 results above are for the Group’s continuing operations only, excluding results from the discontinued US operations which were demerged in September 2021.
(ii)
Results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.
(iii)
Operating free surplus generated is for long-term and asset management businesses only, before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)
Group EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

European Embedded Value (EEV) basis results

Basis of Preparation

IFRS profit for long-term business broadly reflects the aggregate of results on a traditional accounting basis. By contrast, EEV is a way of measuring the value of the in-force life insurance business. The value of future new business is excluded from the embedded value. The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity’s methodology, assumptions and key judgments as well as the sensitivity of an entity’s EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders’ interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders’ interest in the Group’s long-term business is the sum of the shareholders’ total net worth and the value of in-force business. The Group’s EEV has been prepared in accordance with the relevant regulatory regimes in place at 30 June 2022. This includes adoption of the new Hong Kong Risk-based Capital Regime with effect from 1 January 2022 as described further below and in note 7.

For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group’s proportionate share of IFRS shareholders’ equity, with central Group debt shown on a market value basis. Post the demerger of the Group’s US operations (Jackson) in September 2021, the Group’s retained interest in Jackson has been included at its fair value within other (central) operations. This is equivalent to its value within the Group’s IFRS financial results. Further information is contained in note 4.

Key features of the Group’s EEV methodology include:

–
Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

–
Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 30 June 2022, the TVOG is $(368) million (31 December 2021: $(784) million). The magnitude of the TVOG at 30 June 2022 would be approximately equivalent to a circa seven basis points (31 December 2021:10 basis points) increase in the weighted average risk discount rate.

–
Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders.

For example, for health and protection products, which represent 56 per cent of the value of in-force business and 42 per cent of new business profit, the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have very low market risk sensitivity. There is a lower proportion of health and protection than in prior periods largely as a result of higher interest rates, which is adverse on health and protection type products and positive impact on savings type products. New business profit is also impacted by the mix of business sold in the period.

The construct of UK-style with-profits funds in some business units (representing 22 per cent of the value of in-force and 19 per cent of new business profit) reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 78 per cent of the value of in-force is products with low market risk sensitivity and this is reflected in the overall risk discount rate.

For unit-linked products where fund management charges fluctuate with the investment return a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate, this business represents 15 per cent of the value of in-force and 12 per cent of the value of new business profit which limits the impact on the overall risk discount rate. The remaining parts of the business (7 per cent of the value in-force and 27 per cent of the value of new business) relate to non-participating products not covered by the above.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 30 June 2022, the total allowance for non-market risk is equivalent to a $(2.9) billion (31 December 2021: $(3.7) billion) reduction, or around (8) per cent (31 December 2021: (8) per cent) of the embedded value. The reduction in the allowance for non-market risk in the period has been compensated by the effect of an increase in the discount rate applied to future expected profits.

Hong Kong Risk-based Capital Regime
In April 2022, Prudential Hong Kong Limited (PHKL), the Group’s 100 per cent owned life insurance subsidiary in Hong Kong received approval from the Hong Kong Insurance Authority to early adopt the Hong Kong Risk-based Capital (HK RBC) regime with effect from 1 January 2022. This impacts PHKL’s (and consequentially Group’s) capital position as described in note I(i) within additional financial information. Under the Group’s EEV methodology, local regulatory and target capital requirements are the basis of estimating future shareholder cash flows and therefore the changes to the HK RBC framework will impact the Group’s EEV, with effect from 1 January 2022, as discussed below. Comparatives have not been restated.

Adjustment to shareholders’ equity at 1 January 2022

Long-term insurance business	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value
As reported at 31 Dec 2021	5,960	3,230	9,190	35,456	44,646
Opening adjustment at 1 Jan 2022
HK RBC impact	1,360	2,853	4,213	(3,984)	229
Long-term insurance business as at 1 Jan 2022	7,320	6,083	13,403	31,472	44,875

The HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. As a result of applying this framework, the EEV net worth increased by $4,213 million, reflecting the release of prudent regulatory margins previously included in liabilities, and a reduction in VIF. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed. The introduction of this flooring for PHKL reduces the increase to its free surplus that would have otherwise arisen. The impact therefore differs from the effect on Group GWS surplus as explained in note I(i) of the additional financial information.

Movement in Group EEV Shareholders’ Equity

		2022 $m			2021 $m
		Half year			Half year	Full year
		Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Continuing operations:
New business profit	1	1,098	–	1,098	1,176	2,526
Profit from in-force business	2	1,001	–	1,001	857	1,630
Long-term business		2,099	–	2,099	2,033	4,156
Asset management		117	–	117	147	284
Operating profit from long-term and asset management businesses		2,216	–	2,216	2,180	4,440
Other income (expenditure)	4	–	(263)	(263)	(359)	(723)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		2,216	(263)	1,953	1,821	3,717
Restructuring and IFRS 17 implementation costs		(37)	(110)	(147)	(72)	(174)
Operating profit (loss) for the period		2,179	(373)	1,806	1,749	3,543
Short-term fluctuations in investment returns	2	(5,208)	7	(5,201)	(870)	(1,040)
Effect of changes in economic assumptions	2	(806)	–	(806)	914	412
Profit (loss) attaching to corporate transactions		–	62	62	(56)	(35)
Mark-to-market value movements on core structural borrowings	5	–	631	631	170	357
Non-operating results		(6,014)	700	(5,314)	158	(306)
(Loss) profit from continuing operations		(3,835)	327	(3,508)	1,907	3,237
Loss from discontinued US operationsnote (i)		–	–	–	(10,319)	(10,852)
(Loss) profit for the period		(3,835)	327	(3,508)	(8,412)	(7,615)
Non-controlling interests share of loss (profit) from continuing operations		(10)	–	(10)	(20)	(40)
Non-controlling interests share of loss from discontinued US operations		–	–	–	1,145	1,205
(Loss) profit for the period attributable to equity holders of the Company		(3,845)	327	(3,518)	(7,287)	(6,450)
Equity items from continuing operations:
Foreign exchange movements on operations		(1,215)	17	(1,198)	(425)	(460)
Intra-group dividends and investment in operationsnote (ii)		(968)	968	–	–	–
Demerger dividend in specie from Jackson		–	–	–	–	(1,735)
Other external dividends		–	(320)	(320)	(283)	(421)
New share capital subscribednote (iii)		–	–	–	–	2,382
Other movementsnote (iv)		34	(282)	(248)	57	238
Equity items from discontinued US operations net of non-controlling interest		–	–	–	(240)	(206)
Net (decrease) increase in shareholders’ equity		(5,994)	710	(5,284)	(8,178)	(6,652)
Shareholders’ equity at beginning of period (as previously disclosed)		46,114	1,241	47,355	54,007	54,007
Effect of HK RBC		229	–	229	–	–
Shareholders’ equity at beginning of period after adoption of HK RBC		46,343	1,241	47,584	54,007	54,007
Shareholders’ equity at end of period		40,349	1,951	42,300	45,829	47,355

Contribution to Group EEV:
At end of period:
Continuing operations:
Long-term business	2	38,965	–	38,965	43,682	44,646
Asset management and other	4	635	1,951	2,586	(1,308)	1,931
Shareholders’ equity, excluding goodwill attributable to equity holders		39,600	1,951	41,551	42,374	46,577
Goodwill attributable to equity holders		749	–	749	788	778
Total continuing operations	6	40,349	1,951	42,300	43,162	47,355
Discontinued US operations					2,667	–
Shareholders’ equity at end of period					45,829	47,355

At beginning of period:
Continuing operations:
Long-term business	2	44,646	–	44,646	42,861	42,861
Asset management and other	4	690	1,241	1,931	(1,756)	(1,756)
Shareholders’ equity, excluding goodwill attributable to equity holders		45,336	1,241	46,577	41,105	41,105
Goodwill attributable to equity holders		778	–	778	821	821
Total continuing operations	6	46,114	1,241	47,355	41,926	41,926
Discontinued US operations					12,081	12,081
Shareholders’ equity at beginning of period (as previously disclosed)					54,007	54,007

	2022 $m			2021 $m
	Half year			Half year	Full year
EEV shareholders’ equity per share (in cents)note (v)	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
At end of period:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,440¢	71¢	1,511¢	1,620¢	1,696¢
Based on shareholders’ equity at end of period	1,468¢	71¢	1,539¢	1,650¢	1,725¢
Discontinued US operations				102¢	-¢
Group total				1,752¢	1,725¢

At beginning of period:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,651¢	45¢	1,696¢	1,576¢	1,576¢
Based on shareholders’ equity at beginning of period	1,680¢	45¢	1,725¢	1,607¢	1,607¢
Discontinued US operations				463¢	463¢
Group total				2,070¢	2,070¢

	2022			2021
	Half year			Half year	Full year
EEV basis basic earnings per sharenote (vi)	Before non- controlling interests	After non- controlling interests	Basic earnings per share	Basic earnings per share	Basic earnings per share
	$m	$m	cents	cents	cents
Based on operating profit from continuing operations	1,806	1,796	65.6¢	66.7¢	133.8¢
Based on (loss) profit for the period:
From continuing operations	(3,508)	(3,518)	(128.6)¢	72.5¢	121.7¢
From discontinued US operations	-	-	-¢	(352.7)¢	(367.1)¢
Group total				(280.2)¢	(245.4)¢

Notes
(i)
Discontinued operations represent the Group’s US business (Jackson) which was demerged in September 2021.
(ii)
Intra-group dividends represent dividends that have been declared in the period. Investment in operations reflects movements in share capital.
(iii)
New share capital subscribed in full year 2021 primarily represented the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021 as described in note C8 of the IFRS financial results.
(iv)
Other movements include reserve movements in respect of valuation movements on the retained interest in Jackson, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.
(v)
Based on the number of issued shares at 30 June 2022 of 2,749 million shares (30 June 2021: 2,616 million shares; 31 December 2021: 2,746 million shares).
(vi)
Based on weighted average number of issued shares of 2,736 million shares in half year 2022 (half year 2021: 2,601 million shares; full year 2021: 2,628 million shares).

Movement in Group Free Surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period.

For long-term business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group prescribed capital requirements used in our GWS reporting as set out in note 7.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders’ resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the additional financial information. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Following the application of the GWS Framework, both subordinated and senior debt (excluding the amount issued in the first half of 2022) are treated as capital for the purposes of free surplus at 30 June 2022.

A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is set out in note I(i) of the additional financial information.

		2022 $m			2021 $m
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Continuing operations:
Expected transfer from in-force business		1,287	–	1,287	1,165	2,340
Expected return on existing free surplus		159	–	159	84	157
Changes in operating assumptions and experience variances		(60)	–	(60)	35	(173)
Operating free surplus generated from in-force long-term business	2	1,386	–	1,386	1,284	2,324
Investment in new businessnote (ii)	2	(279)	–	(279)	(319)	(537)
Long-term business		1,107	–	1,107	965	1,787
Asset management		117	–	117	147	284
Operating free surplus generated from long-term and asset management businesses		1,224	–	1,224	1,112	2,071
Other income and expenditure	4	–	(263)	(263)	(359)	(723)
Restructuring and IFRS 17 implementation costs		(36)	(110)	(146)	(70)	(169)
Operating free surplus generated		1,188	(373)	815	683	1,179
Non-operating free surplus generatednote (iii)		(1,400)	90	(1,310)	81	82
Free surplus generated from continuing operations		(212)	(283)	(495)	764	1,261
Free surplus generated from discontinued US operationsnote (i)		–	–	–	1,303	770
Free surplus generated for the period		(212)	(283)	(495)	2,067	2,031
Equity items from continuing operations:
Net cash flows paid to parent companynote (iv)		(1,009)	1,009	–	–	–
Demerger dividend in specie from Jackson		–	–	–	–	(1,735)
Other external dividends		–	(320)	(320)	(283)	(421)
Foreign exchange movements on operations		(264)	17	(247)	(29)	10
New share capital subscribednote (v)		–	–	–	–	2,382
Other movements and timing differences		75	(323)	(248)	57	238
Treatment of grandfathered debt instruments under the GWS Framework		–	–	–	1,995	1,995
Equity items from discontinued US operations		–	–	–	(270)	(206)
Net movement in free surplus before non-controlling interest and before net subordinated debt issuance/redemption		(1,410)	100	(1,310)	3,537	4,294
Net subordinated debt redemption		–	(1,699)	(1,699)	–	(232)
Net movement in free surplus before non-controlling interest		(1,410)	(1,599)	(3,009)	3,537	4,062
Change in amounts attributable to non-controlling interests		(5)	–	(5)	(128)	(106)
Balance at beginning of period (as previously reported)		6,650	7,399	14,049	10,093	10,093
Effect of HK RBC		1,360	–	1,360	–	–
Balance at beginning of period after adoption of HK RBC		8,010	7,399	15,409	10,093	10,093
Balance at end of period		6,595	5,800	12,395	13,502	14,049

Representing:
Free surplus excluding distribution rights and other intangibles		5,667	2,922	8,589	9,587	10,083
Distribution rights and other intangibles		928	2,878	3,806	3,915	3,966
Balance at end of period		6,595	5,800	12,395	13,502	14,049

		2022 $m			2021 $m
		30 Jun			30 Jun	31 Dec
Contribution to Group free surplus:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
At end of period:
Continuing operations:
Long-term business	2	5,960	–	5,960	5,566	5,960
Asset management and other	4	635	5,800	6,435	5,269	8,089
Total continuing operations		6,595	5,800	12,395	10,835	14,049
Discontinued US operations					2,667	–
Free surplus at end of period					13,502	14,049

At beginning of period:
Long-term business	2	5,960	–	5,960	5,348	5,348
Asset management and other	4	690	7,399	8,089	2,996	2,996
Total continuing operations		6,650	7,399	14,049	8,344	8,344
Discontinued US operations					1,749	1,749
Free surplus at beginning of period					10,093	10,093

Notes
(i)
Discontinued operations represent the Group’s US business (Jackson) which was demerged in September 2021.
(ii)
Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(iii)
Non-operating free surplus generated for other operations represents the post-tax IFRS basis short-term fluctuations in investment returns and gain or loss on corporate transactions for other entities.
(iv)
Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders’ equity primarily relates to intra-group loans, foreign exchange and other non-cash items.
(v)
New share capital subscribed in full year 2021 primarily represented the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021 as described in note C8 of the IFRS financial results.

Notes on the EEV financial results

1 Analysis of new business profit and EEV for long-term business operations

	Half year 2022
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business Margin (APE)	New business Margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential’s share)	217	507	2,119	43%	10%	3,302
Hong Kong	211	227	1,774	93%	12%	17,246
Indonesia	52	110	442	47%	12%	1,956
Malaysia	70	172	845	41%	8%	3,524
Singapore	244	390	3,184	63%	8%	6,712
Growth markets and other	304	807	3,364	38%	9%	6,225
Total long-term operations	1,098	2,213	11,728	50%	9%	38,965

	Half year 2021 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business Margin (APE)	New business Margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential’s share)	228	448	2,038	51%	11%	3,049
Hong Kong	306	253	1,991	121%	15%	20,951
Indonesia	57	117	485	49%	12%	2,350
Malaysia	113	211	992	54%	11%	3,814
Singapore	215	379	2,940	57%	7%	7,917
Growth markets and other	257	675	2,934	38%	9%	5,601
Total long-term operations	1,176	2,083	11,380	56%	10%	43,682

	Half year 2021 (CER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business Margin (APE)	New business Margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential’s share)	227	447	2,034	51%	11%	2,943
Hong Kong	304	251	1,975	121%	15%	20,734
Indonesia	56	116	479	48%	12%	2,288
Malaysia	109	202	952	54%	11%	3,593
Singapore	210	370	2,869	57%	7%	7,647
Growth markets and other	249	650	2,838	38%	9%	5,277
Total long-term operations	1,155	2,036	11,147	57%	10%	42,482

	Full year 2021 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business Margin (APE)	New business Margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential’s share)	352	776	3,761	45%	9%	3,114
Hong Kong	736	550	4,847	134%	15%	21,460
Indonesia	125	252	1,067	50%	12%	2,237
Malaysia	232	461	2,137	50%	11%	3,841
Singapore	523	743	6,214	70%	8%	7,732
Growth markets and other	558	1,412	6,127	40%	9%	6,262
Total long-term operations	2,526	4,194	24,153	60%	10%	44,646

Note
The movement in new business profit from long-term operations is analysed as follows:

$m
Half year 2021 new business profit	1,176
Foreign exchange movement	(21)
Sales volume	101
Effect of changes in interest rates and other economic assumptions	(59)
Business mix, product mix and other items	(99)
Half year 2022 new business profit	1,098

2 Analysis of movement in net worth and value of in-force business for long-term business operations

	2022 $m					2021 $m
	Half year					Half year	Full year
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
Balance at beginning of period:
Balance at beginning of period (as previously reported)	5,960	3,230	9,190	35,456	44,646	42,861	42,861
Effect of HK RBC	1,360	2,853	4,213	(3,984)	229	–	–
Balance at beginning of period after adoption of HK RBC	7,320	6,083	13,403	31,472	44,875	42,861	42,861
New business contribution	(279)	166	(113)	1,211	1,098	1,176	2,526
Existing business – transfer to net worth	1,287	6	1,293	(1,293)	–	–	–
Expected return on existing businessnote 2(b)	159	123	282	901	1,183	884	1,761
Changes in operating assumptions, experience variances and other itemsnote 2(c)	(60)	(142)	(202)	20	(182)	(27)	(131)
Operating profit before restructuring and IFRS 17 implementation costs	1,107	153	1,260	839	2,099	2,033	4,156
Restructuring and IFRS 17 implementation costs	(31)	–	(31)	(1)	(32)	(26)	(82)
Operating profit	1,076	153	1,229	838	2,067	2,007	4,074
Non-operating resultnote 2(d)	(1,400)	(427)	(1,827)	(4,187)	(6,014)	48	(603)
(Loss) profit for the period	(324)	(274)	(598)	(3,349)	(3,947)	2,055	3,471
Non-controlling interests share of (profit) loss	(2)	–	(2)	(5)	(7)	(14)	(30)
(Loss) profit for the period attributable to equity holders of the Company	(326)	(274)	(600)	(3,354)	(3,954)	2,041	3,441
Foreign exchange movements	(234)	(104)	(338)	(818)	(1,156)	(423)	(457)
Intra-group dividends and investment in operations	(832)	(81)	(913)	81	(832)	(807)	(1,115)
Other movementsnote 2(e)	32	–	32	–	32	10	(84)
Balance at end of periodnote 2(a)	5,960	5,624	11,584	27,381	38,965	43,682	44,646

(a)
Total embedded value
The total embedded value for long-term business operations at the end of each period show below, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Value of in-force business before deduction of cost of capital and time value of options and guarantees	28,442	36,362	36,965
Cost of capital	(693)	(740)	(725)
Time value of options and guaranteesnote	(368)	(719)	(784)
Net value of in-force business	27,381	34,903	35,456
Free surplus	5,960	5,566	5,960
Required capital	5,624	3,213	3,230
Net worth	11,584	8,779	9,190
Embedded value	38,965	43,682	44,646

Note
The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7.1(d). At 30 June 2022, the TVOG is $(368) million, with the substantial majority arising in Hong Kong. The TVOG has decreased since 31 December 2021 reflecting the generally higher government bond yields at 30 June 2022 which mean guarantees are less likely to be in-the-money. The TVOG reflects the variability of guaranteed benefit pay-outs across the range of economic scenarios around interest rates at the valuation date and represents some of the market risk for the key products in Hong Kong. As this market risk is explicitly allowed for via the TVOG, no further adjustment is made for this within the EEV risk discount rate, as described in note 7.1(h).

(b)
Expected return on existing business
The expected return on existing business reflects the effect of changes in economic and operating assumptions in the current period, as described in note 7.2(c). The movement in this amount compared to the prior period from long-term operations is analysed as follows:

$m
Half year 2021 expected return on existing business	884
Foreign exchange movement	(17)
Effect of changes in interest rates and other economic assumptions	255
Growth in opening value of in-force business and other items	61
Half year 2022 expected return on existing business	1,183

(c)
Changes in operating assumption, experience variances and other items
Overall the total impact of operating assumption changes, experience variances and other items in half year 2022 was $(182) million (half year 2021: $(27) million; full year 2021: $(131) million), comprising changes in operating assumptions of $61 million in half year 2022 (half year 2021: $37 million; full year 2021: $118 million) and experience variances and other items of $(243) million (half year 2021: $(64) million; full year 2021: $(249) million).

(d)
Non-operating results
The EEV non-operating result from long-term operations can be summarised as follows:
	2022 $m	2021 $m
	Half year	Half year	Full year
Short-term fluctuations in investment returnsnote (i)	(5,208)	(866)	(1,015)
Effect of change in economic assumptionsnote (ii)	(806)	914	412
Non-operating results	(6,014)	48	(603)

Notes
(i)
The charge of $(5,208) million in short-term fluctuations in investment returns mainly reflects lower than expected bond returns, following the rise in interest rates in many markets in the period, widening credit spreads and falling equity markets.
(ii)
The charge of $(806) million effect of change in economic assumptions primarily arises from increases in long-term interest rates, resulting in higher risk discount rates, partially offset by the effect of higher assumed fund earned rates that impact projected future cash flows. The effects and impacts vary between business and products with overall the negative impact due to larger weight of health and protection business outweighing positive impacts for other products.

(e)
Other reserve movements
Other movements include reserve movements in respect of share-based payments, treasury shares, intra-group loans and other intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.

Sensitivity of results for long-term business operations to alternative economic assumptions

The tables below show the sensitivity of the embedded value and the new business profit for continuing long-term business operations to:

–
1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
–
1 per cent rise in equity and property yields;
–
1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
–
For embedded value only, 20 per cent fall in the market value of equity and property assets; and
–
For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business profit and expected return on existing business.

New business profit from long-term business
	Half year 2022 $m	Full year 2021 $m
New business profit	1,098	2,526
Sensitivity to alternative economic assumptions:
Interest rates and consequential effects – 2% increase	100	88
Interest rates and consequential effects – 1% increase	61	70
Interest rates and consequential effects – 0.5% decrease	(44)	(64)
Equity/property yields – 1% rise	84	155
Risk discount rates – 2% increase	(283)	(653)
Risk discount rates – 1% increase	(158)	(380)

Embedded value of long-term business
	30 Jun 2022 $m	31 Dec 2021 $m
Embedded value	38,965	44,646
Sensitivity to alternative economic assumptions:
Interest rates and consequential effects – 2% increase	(4,137)	(4,782)
Interest rates and consequential effects – 1% increase	(2,006)	(2,228)
Interest rates and consequential effects – 0.5% decrease	1,033	223
Equity/property yields – 1% rise	1,738	1,909
Equity/property market values – 20% fall	(1,605)	(1,959)
Risk discount rates – 2% increase	(7,724)	(9,717)
Risk discount rates – 1% increase	(4,369)	(5,443)
Group minimum capital requirements	114	136

Overall, the new business profit sensitivities at 30 June 2022 are broadly in line with those at 31 December 2021 after allowing for the level of new business profit at a half year compared to a full year.

For a 1 per cent increase in assumed interest rates, the $(2,006) million negative effect comprises a $(4,369) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,363 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the $(4,137) million negative effect comprises a $(7,724) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,587 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,033 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. For example, market risk allowances would likely be increased within the risk discount rate if interest rates increased by 1 per cent, leading to a reduction of $(2,383) million (compared with the $(2,006) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $1,286 million increase (compared with the $1,033 million increase shown above).

EEV results for other (central) operations

EEV results for other income and expenditure represents the post-tax IFRS results for other (central) operations (before restructuring and IFRS 17 implementation costs), together with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business, as shown in the table below. It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that are not recharged/allocated to the insurance operations.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for long-term insurance operations excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations assumes that the cost of internal asset management services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the EEV results for other operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets.

Any costs incurred within the head office functions in London and Hong Kong that are deemed attributable to the long-term insurance (covered) business are recharged to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for long-term insurance operations allow for amounts expected to be recharged by the head office functions. Other costs that are not recharged to the insurance operations are shown as part of other income and expenditure for the current period, and are not included within the projection of future expenses for in-force insurance business.

	2022 $m	2021 $m
	Half year	Half year	Full year
IFRS other income (expenditure) (as recorded in note B1.1 of the IFRS financial results)	(214)	(321)	(605)
Tax charge on the above IFRS results	(9)	-	(37)
Less: unwind of expected profit on internal management of the assets of long-term business	(40)	(38)	(81)
EEV other income (expenditure)	(263)	(359)	(723)

The EEV shareholders’ equity for other operations is taken to be IFRS shareholders’ equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders’ equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources. The $350 million senior debt issued in the first half of 2022 did not meet the conditions and hence has not been treated as available capital within free surplus.

Shareholders’ equity for other (central) operations can be compared across metrics as shown in the table below.

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
IFRS basis shareholders’ equity (as recorded in note C1 of the IFRS financial results)	1,758	(1,320)	1,679
Mark-to-market value adjustment on central borrowingsnote 5	193	(625)	(438)
EEV basis shareholders’ equity	1,951	(1,945)	1,241
Debt instruments treated as capital resources	3,849	6,577	6,158
Free surplus of other (central) operations	5,800	4,632	7,399

Treatment of US operations following demerger
The Group retained a 19.7 per cent economic interest (19.9 per cent voting interest) in Jackson, the Group’s US operations, immediately following the demerger in September 2021. Transactions during 2021 and the first six months of 2022 have reduced the Group’s holding to 14.3 per cent economic interest (14.3 per cent voting interest). The fair value of the Group’s holding, as included in the Group’s EEV at 30 June 2022, was $325 million. Transactions in the first half of 2022 released a gain of $60 million, which has been included in corporate transactions. Net unrealised changes in fair value since the date of demerger have been included in other movements in equity items as part of the EEV financial results for other (central) operations. This treatment is consistent with the approach adopted for IFRS.

Net core structural borrowings of shareholder-financed businesses

	2022 $m			2021 $m
	30 Jun			30 Jun			31 Dec
	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investmentsnote (i)	(2,143)	-	(2,143)	(1,393)	-	(1,393)	(3,572)	-	(3,572)
Central borrowings:
Subordinated debt	2,289	(173)	2,116	4,342	340	4,682	4,075	196	4,271
Senior debt	1,977	(20)	1,957	1,712	285	1,997	1,702	242	1,944
Bank loan	-	-	-	350	-	350	350	-	350
Total central borrowings	4,266	(193)	4,073	6,404	625	7,029	6,127	438	6,565
Net core structural borrowings of shareholder-financed businesses	2,123	(193)	1,930	5,011	625	5,636	2,555	438	2,993

Notes
(i) Holding company includes centrally managed group holding companies.
(ii)
As recorded in note C5.1 of the IFRS financial results.
(iii)
The movement in the value of core structural borrowings includes issuances and redemptions in the period and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2022 $m	2021 $m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	438	795	795
Credit included in the income statement	(631)	(170)	(357)
Mark-to-market value adjustment at end of period	(193)	625	438

Comparison of EEV basis shareholders’ equity with IFRS basis shareholders’ equity

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Assets less liabilities before deduction of insurance funds	141,619	157,414	164,810
Less insurance funds (including liabilities in respect of insurance products classified as investment contracts under IFRS 4):
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits fundsnote	(125,347)	(141,191)	(147,546)
Shareholders’ accrued interest in the long-term business	26,191	30,116	30,267
	(99,156)	(111,075)	(117,279)
Less non-controlling interests	(163)	(510)	(176)
Total net assets attributable to equity holders of the Company	42,300	45,829	47,355

Share capital	182	173	182
Share premium	5,010	2,645	5,010
IFRS basis shareholders’ reserves	10,917	12,895	11,896
IFRS basis shareholders’ equity, net of non-controlling interests	16,109	15,713	17,088
Shareholders’ accrued interest in the long-term business	26,191	30,116	30,267
EEV basis shareholders’ equity, net of non-controlling interests	42,300	45,829	47,355

Analysed as:
Continuing operations		43,162	47,355
Discontinued operations		2,667	-
EEV basis shareholders' equity, net of non-controlling interests		45,829	47,355

Note
Excluding the policyholder liabilities of the discontinued US operations at 30 June 2021 pre its demerger in September 2021.

Methodology and accounting presentation

7.1
Methodology

(a)
Covered business
The EEV financial results for the Group are prepared for ‘covered business’ as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business (including the Group’s investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders. The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes.

The EEV results for the Group’s covered business are then combined with the post-tax IFRS results of the Group’s asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b)
Valuation of in-force and new business
The EEV financial results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8(c). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8(a), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group’s new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 4. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c)
Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)
Financial options and guarantees
Nature of financial options and guarantees
Participating products, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8(b).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e)
Level of required capital and net worth
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the Group prescribed capital requirements (GPCR).

–
For CPL operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has very recently started a project to assess whether any changes are required to the embedded value guidance in China given changes in regulatory rules, regulations and the external market environment since the standard was first issued. No revisions to the guidance or any timelines in connection with the project have been proposed by the CAA to date.
–
For Hong Kong participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
–
For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation.

Free surplus is the shareholders’ net worth in excess of required capital. For the Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed.

(f)
With-profits business and the treatment of the estate
For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g)
Internal asset management
In line with the EEV Principles, the in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h)
Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group’s methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s covered business. For the Group’s businesses in less mature markets (such as the Philippines, Thailand and Africa) additional allowances of 250 basis points are applied. The level and application of these allowances are reviewed and updated based on an assessment of the Group’s exposure and experience in the markets. For the Group’s business in more mature markets, no additional allowance is necessary. At 30 June 2022, the total allowance for non-diversifiable non-market risk is equivalent to a $(2.9) billion, or (8) per cent, reduction to the embedded value of long-term business operations.

(i)
Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial results.

(j)
Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

7.2
Accounting presentation

(a)
Analysis of post-tax profit or loss
To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

–
New business profit, as defined in note 7.1(b) above;
–
Expected return on existing business, as described in note (c) below;
–
The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
–
Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

–
Short-term fluctuations in investment returns;
–
Mark-to-market value movements on core structural borrowings;
–
Effect of changes in economic assumptions; and
–
The impact of corporate transactions, if any, undertaken in the period.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b)
Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c)
Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d)
Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e)
Operating experience variances
Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)
Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

Assumptions

(a)
Principal economic assumptions
The EEV results for the Group’s covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact all projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market. The risk-free rates of return are shown below for each of the Group’s insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group’s long-term view.

As described in note 7.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(a), are not included in the risk discount rates.

	Risk discount rate %
	New business			In-force business
	2022	2021		2022	2021
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
CPL	7.4	7.6	7.3	7.4	7.6	7.3
Hong Kongnote (i)	3.9	2.4	2.5	4.5	2.7	2.8
Indonesia	10.7	9.2	9.9	11.3	10.6	10.5
Malaysia	6.1	5.4	5.7	6.7	5.8	6.1
Philippines	14.6	11.2	12.0	14.6	11.2	12.0
Singapore	4.9	3.2	3.4	5.1	3.7	3.8
Taiwan	3.4	3.5	3.5	4.1	2.6	3.1
Thailand	10.4	9.1	9.3	10.4	9.1	9.3
Vietnam	5.3	3.9	4.0	5.1	4.1	4.1
Total weighted averagenote (ii)	6.5	5.2	5.0	5.9	4.2	4.3

	10-year government bond yield %			Equity return (geometric) %
	2022	2021		2022	2021
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
CPL	2.9	3.1	2.8	6.9	7.1	6.8
Hong Kongnote (i)	3.0	1.5	1.5	6.5	5.0	5.0
Indonesia	7.9	7.1	7.0	12.1	11.4	11.3
Malaysia	4.3	3.4	3.7	7.8	6.9	7.2
Philippines	7.4	3.9	4.8	11.6	8.2	9.0
Singapore	3.0	1.6	1.7	6.5	5.1	5.2
Taiwan	1.3	0.5	0.7	5.3	4.5	4.7
Thailand	3.1	1.8	2.0	7.4	6.1	6.3
Vietnam	3.4	2.2	2.2	7.6	6.5	6.4
Total weighted average (new business)note (ii)	3.8	2.7	2.7	7.2	6.2	6.1
Total weighted average (in-force business)note (ii)	3.6	2.2	2.3	7.2	5.7	5.8

Notes
(i) For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii)
Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowance for market risk (including as a result of changes in asset mix) and changes in product mix.
(iii)
Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent for all periods shown above.

(b)
Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7.1(d).

  -
The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;
  -
The principal asset classes are government bonds, corporate bonds and equity;
  -
Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
  -
Equity returns are assumed to follow a log-normal distribution;
  -
The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
  -
The volatility of equity returns ranges from 18 per cent to 35 per cent for all periods; and
  -
The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for all periods.

(c)
Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group’s long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged by the head office functions. Development expenses are allocated to covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7.1(j). The local standard corporate tax rates applicable are as follows:

%
CPL	25.0
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	22.0
Malaysia*	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0
*
The Malaysia 2022 Budget imposed a one-off tax change in 2022 where the first RM100 million chargeable income will continue to be taxed at the standard corporate tax rate of 24 per cent and any excess will be taxed at a rate of 33 per cent. The anticipated effect was allowed for within EEV at 31 December 2021.

Insurance new business

	Single premiums			Regular premiums			Annual premium equivalents (APE)			Present value of new business premiums (PVNBP)
	2022 $m	2021 $m		2022 $m	2021 $m		2022 $m	2021 $m		2022 $m	2021 $m
AER	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
CPLnote (i)	858	787	1,760	421	369	600	507	448	776	2,119	2,038	3,761
Hong Kong	656	132	808	162	240	469	227	253	550	1,774	1,991	4,847
Indonesia	120	122	258	98	105	226	110	117	252	442	485	1,067
Malaysia	45	37	74	168	207	453	172	211	461	845	992	2,137
Singapore	1,715	1,155	2,412	219	264	502	390	379	743	3,184	2,940	6,214
Growth markets:
Africa	4	7	15	75	65	133	76	66	134	151	144	288
Cambodia	-	-	-	7	7	14	7	7	14	30	30	59
Indianote (ii)	135	143	285	106	98	200	120	112	228	609	579	1,172
Laos	-	-	-	-	-	1	-	-	1	-	1	2
Myanmar	-	-	-	1	1	1	1	1	1	4	1	3
Philippines	36	40	89	84	86	168	87	90	177	297	340	655
Taiwan	86	78	172	271	178	379	281	187	397	994	662	1,417
Thailand	72	75	142	92	92	204	99	99	218	394	406	882
Vietnam	66	20	55	130	111	237	136	113	242	885	771	1,649
Total	3,793	2,596	6,070	1,834	1,823	3,587	2,213	2,083	4,194	11,728	11,380	24,153

Notes
(i) New business in CPL is included at Prudential’s 50 per cent interest in the joint venture.
(ii)
New business in India is included at Prudential's 22 per cent interest in the associate.
(iii)
The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.

Post balance sheet events

First interim ordinary dividend
The 2022 first interim ordinary dividend approved by the Board of Directors after 30 June 2022 is as described in note B5 of the IFRS financial results.
Independent review report to Prudential plc

Conclusion
We have been engaged by Prudential (“the Company” or “the Group”) to review the European Embedded Value (EEV) basis supplementary financial information in the Half Year Financial Report for the six months ended 30 June 2022, which comprises the EEV Results Highlights, the Movement in Group EEV Shareholders' Equity, the Movement in Group Free Surplus and the related explanatory notes on the EEV financial results including the basis of preparation (collectively the “EEV basis supplementary information”). The EEV basis supplementary information should be read in conjunction with the condensed set of financial statements in the Half Year Financial Report.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary information in the Half Year Financial Report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ("the EEV Principles"), using the methodology and assumptions set out in the notes to the EEV basis supplementary information.

Emphasis of matter – special purpose basis of preparation for the EEV basis supplementary information
We draw attention to the basis of preparation of the EEV basis supplementary information. As explained in the basis of preparation, the EEV basis supplementary information is prepared to provide additional information to users of the condensed set of financial statements in the Half Year Financial Report. As a result, the EEV basis supplementary information may not be suitable for another purpose. Our conclusion is not modified in respect of this matter.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the Directors have inappropriately adopted the going concern basis of accounting, or that the Directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities
The directors are responsible for the preparation of the EEV basis supplementary information in accordance with the EEV Principles using the methodology and assumptions set out in the notes on the EEV financial results, including the basis of preparation.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility
Our responsibility is to express to the Company a conclusion on the EEV basis supplementary information in the Half Year Financial Report based on our review. Our conclusion, including our conclusion relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to provide a review conclusion to the Company on the EEV basis supplementary information. Our review of the EEV basis supplementary information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL

9 August 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer